

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 19, 2007

By Facsimile and U.S. Mail

Mr. Jairo Senise
Chief Executive Officer
Gruma, S.A. de C.V.
Calzada del Valle, 407 Ote.
San Pedro Garza Garcia, Nuevo Leon
66220, Mexico

> **Re:** **Gruma, S.A. de C.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **Filed June 30, 2006**
> **File No. 001-14852**

Dear Mr. Senise:

We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated December 15, 2006 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2005

Item 15. Controls and Procedures, page 94

1. We note your response to comment four in our letter dated November 13, 2006 and your proposed revised language in Annex A. Such revised language includes a statement that the "Chief Executive Officer and Chief Corporate Officer have concluded that the disclosure controls and procedures have *functioned effectively.*" Please revise to indicate, if true, that your disclosure controls and procedures *are effective*.

Report of Independent Registered Public Accounting Firm, page F-2

2.   We note your response to comment six of our letter dated November 13, 2006. Please clarify if there is a difference between the amount at which your investment in Grupo Financiero Banorte is carried and the amount of underlying equity in net assets and the accounting treatment of any difference. For example, if the price you paid to purchase your pro-rata share of Grupo Financiero Banorte exceeded the book value of your pro-rata share of Grupo Financiero Banorte's underlying net equity, please tell us how you have accounted for this difference.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief